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                                                             Exhibit 99.a.5.viii

FOR IMMEDIATE RELEASE

Sylvan Contact:
Lee McGee
Chief Financial Officer
410-843-8704
Linda Palarino
410-843-8094

              SYLVAN LEARNING SYSTEMS, INC. ANNOUNCES PRELIMINARY
                     PRORATION FACTOR FOR SELF-TENDER OFFER

     BALTIMORE, May 2, 2000 - Earlier today, Sylvan Learning Systems, Inc. (NASDAQ: SLVN) announced the preliminary results of its self tender offer, which expired on May 1, 2000. Based on a preliminary count by the depositary for the tender offer, approximately 14,739,942 shares of common stock were properly tendered and not withdrawn at prices at or below $17.50 per share. Sylvan expects to purchase approximately 8,507,208 shares at a purchase price of $15.25 per share. Sylvan and the depositary have preliminarily reviewed the number of shares tendered and expect the proration factor to be between 83% and 85%. This means Sylvan will purchase between 83% and 85% of the approximately 10,065,002 number of shares tendered at either $15.25 or at any price determined pursuant to the tender offer. The proration factor, the number of shares expected to be purchased and the price per share are preliminary and are subject to verification by the depositary. The actual number of shares to be purchased and the actual price per share will be announced promptly following completion of the verification process. Sylvan will pay for all shares purchased promptly following that time.

     The Dealer Managers for the tender offer were Goldman, Sachs & Co. and the information agent was D.F. King & Co., Inc.

About Sylvan Learning Systems

     Sylvan Learning Systems, Inc. (www.sylvan.net) is the leading provider of educational services to families, schools and industry. The Sylvan Learning Centers and Contract Education Services divisions provide personalized instruction services to K-12 students through direct consumer relationships and under contract to school systems. Sylvan provides courses to adult students throughout the world in the areas of English language, Teacher Training and accredited University offerings through the Wall Street Institute/ASPECT, Canter and Sylvan International Universities subsidiaries. Through its affiliate, Caliber Learning Network, Inc., Sylvan also has the ability to distribute world-class adult professional education and training programs.